hannover **re**

02 SEP 23 AM 10: 43

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

September 16, 2002

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release: "No risk of billions of euros for Hannover Re from business with investment banks".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Best regards,

Dr. Lutz Köhler

Iris Garbers

dlw 9/24

Enclosures

Hannover Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
Dr. Wolf Becke, Jürgen Gräber
Dr. Michael Pickel
André Arrago, *Deputy Member*
Dr. Elke König, *Deputy Member*
Ulrich Wallin, *Deputy Member*

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

hannover **rück**

PRESSE INFORMATION

Keine Milliardenrisiken aus Geschäften mit Investmentbanken bei Hannover Rück

Hannover, 16. September 2002: Im Zusammenhang mit schlummernden Milliardenrisiken für Rückversicherer durch Geschäfte mit Investmentbanken zur Absicherung von Unternehmensanleihen und Darlehensgeschäften wird heute in der „Financial Times Deutschland" auch die Hannover Rück als einer der „aktiven Marktteilnehmer bei diesen neuen Risiken" genannt.

Die Hannover Rück stellt hiermit fest, dass sie das in dem besagten Artikel beschriebene Geschäft nicht betreibt und folglich nicht von möglichen schlummernden Milliardenrisiken betroffen ist.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: lutz.koehler@hannover-re.com).

__Die Hannover Rück__ ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.

hannover **re**®

PRESS RELEASE

No risk of billions of euros for Hannover Re from business with investment banks

Hannover, 16 September 2002: In an article in today's „Financial Times Deutschland" the paper writes about latent risks of billions of euros for reinsurers involved in business with investment banks in order to secure corporate bonds and loans. In this context, Hannover Re is mentioned as „an active market participant in these new risks".

Hannover Re hereby clarifies, that the group does not pursue the type of business described in the above cited article and is therefore not involved in these latent risks of billions of euros.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

***Hannover Re,** with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*